UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Himalaya Technologies, Inc.

(Name of Issuer)

Series B Preferred

(Title of Class of Securities)

NA

(CUSIP Number)

Vikram Grover, 831 W North Ave., Pittsburgh, PA 15233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 4, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43742A209	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vikram Grover
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 354,594
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 354,594
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,594
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.62%
14.	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 43742A209	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

Series B Preferred Shares Himalaya Technologies, Inc.

Item 2. Identity and Background.

(a)	Vikram Grover

(b)	831 W North Ave., Pittsburgh, PA 15222

(c)	CEO of Himalaya Technologies, Inc. and FOMO WORLDWIDE, INC.,

(d)	During the last five years, Vikram Grover has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),

(e)	During the last five years, Vikram Grover was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws,

(f)	Vikram Grover citizenship United States.

Item 3. Source or Amount of Funds or Other Consideration.

Accrued compensation – April 4, 2023, 30,000, April 18, 2022, 15,504, August 11, 2022, 9,090, sale of equity in KANAB CORP. July 31, 2021, 150,000 directly owned and 150,000 indirectly owned through FOMO WORLDWIDE, INC.

Item 4. Purpose of Transaction.

(a)	Vikram Grover is acquiring shares through conversion of accrued compensation while taking no cash salary,

(b)	The acquisition of KANAB CORP. from FOMO WORLDWIDE, INC. was an extraordinary transaction involving the purchase of business from another public company controlled by Vikram Grover,

Item 5. Interest in Securities of the Issuer.

(a)	Out of aggregate 575,966 Series B Preferred Shares issued and outstanding, Vikram Grover controls 354,594 Series B Preferred shares representing 61.62% of the class,

(b)	Owns directly 204,594 Series B Preferred Shares and indirectly 150,000 Series B Preferred Shares through his control of FOMO WORLDWIDE, INC. (OTC: FOMC),

(c)	Out of 1,000,000 issued and outstanding, Vikram Grover owns directly 1,000,000 Series C Preferred Shares representing 100% of the class.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The securities are being held for investment purposes by Vikram Grover and FOMO WORLDWIDE, INC. There are no other arrangements regarding issuance or transfer of securities between Vikram Grover, FOMO WORLDWIDE, INC. and the issuer.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 43742A209	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Himalaya Technologies, Inc.

/s/ Vikram Grover
Vikram Grover

CEO
Title

April 4, 2023
Date